Inmarsat plc
99 City Road
London EC1Y 1AX
United Kingdom
www.inmarsat.com

T +44 (0)20 7728 1000
F +44 (0)20 7728 1044

17 September 2007

Mr Michael Henderson

Staff Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

Dear Mr Henderson

Forms 20-F for the fiscal year ended December 31, 2006

File Numbers 333-115865, 333-115865-06, 333-115865-05, 333-115865-04 and

File Numbers 333-120876-01 and 120876

Thank you for the comment letters dated September 7, 2007, retransmitted via your fax header dated September 12, 2007.

We have reviewed your comments and will respond as completely and promptly as possible. Due to staff holidays and changes within our corporate reporting team, we do not believe that we will be in a position to respond appropriately within the ten business day period you requested. We would therefore be grateful if you could allow us an extension until Friday, October 12, by which time we should certainly be able to respond in a complete and clear fashion. Please can you confirm your agreement with this?

Thank you for your consideration.

Yours sincerely

/s/ C R K Medlock
C R K Medlock
Chief Financial Officer